EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	December 31,	January 2,
	2004	2004
	(In millions, except ratios)
Earnings:
Net Income	$85.2	$59.1
Plus: Income taxes	38.6	22.9
Fixed charges	15.4	16.0
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	0.3

	$139.2	$97.7

Fixed Charges:
Interest expense	$12.0	$12.6
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	3.4	3.4

	$15.4	$16.0

Ratio of Earnings to Fixed Charges	9.04	6.11